EXHIBIT 99.4
Media Release
Yindjibarndi Energy Corporation reaches Financial Close on Jinbi Solar Project; signs Power Purchase Agreement with Rio Tinto

11 May 2026

PERTH, Australia -- Yindjibarndi Energy Corporation (YEC), one of Australia’s largest Indigenous-led renewable energy initiatives, will begin construction of the Jinbi Solar Project in the Pilbara after reaching Financial Close and signing a 30-year Power Purchase Agreement with Rio Tinto, marking a major step in delivering renewable energy on Yindjibarndi Ngurra (Country).
Financial Close confirms that key funding, contractual arrangements, government approvals and consents required to proceed to construction have been satisfied. Jinbi is YEC’s first project to progress through to Financial Close, three years after YEC was established as a partnership between Yindjibarndi Aboriginal Corporation and ACEN Corporation.
A central component of the commercial framework is a long-term Power Purchase Agreement (PPA) with Rio Tinto for Stage 1 of the project. Under the agreement, YEC will supply 100 per cent of the electricity generated by Jinbi to Rio Tinto, supporting decarbonisation of Rio Tinto’s Iron Ore Pilbara operations once the project is operational.
Stage 1 of the Jinbi Solar Project will comprise a 75 MWac solar facility, with an option to expand to 150 MWac, including the potential addition of Battery Energy Storage Systems (BESS), subject to regulatory approvals and future development decisions.
Following Financial Close, YEC has issued Notices to Proceed to its Engineering, Procurement and Construction (EPC) contractor, DT Infrastructure, and its construction accommodation provider, Rapid Camps. Construction will now commence in accordance with the approved schedule, with full commercial operations, which will mark the start of the 30-year PPA supply period, expected in mid-2028.
Early site works are already underway, with Yurra, a Yindjibarndi Nation enterprise and YEC’s preferred civil works partner, carrying out site preparation and mobilisation activities to ready the site for construction.
The milestone reflects the completion of a disciplined and deliberate commercial development process, and the establishment of robust governance, contractual and financing arrangements consistent with both Yindjibarndi and ACEN values and priorities. It demonstrates YEC’s capacity to deliver complex infrastructure projects while maintaining a strong cultural foundation and clear accountability to both shareholders.

Media Release

YEC Chief Executive Officer, Craig Ricato, said reaching Financial Close was an important moment for the organisation.
“Reaching Financial Close on our first project in the Pilbara within three years of the partnership’s operation is a significant milestone for YEC and our shareholders, the Yindjibarndi Traditional Owners and ACEN,” Mr Ricato said.
“It confirms that a Yindjibarndi-led project, grounded in Country and culture, can meet the rigorous commercial requirements of the energy market while staying true to our values and governance responsibilities.”
Mr Ricato emphasised that Financial Close is one step in a broader and carefully sequenced development pathway.
“This milestone enables us to immediately progress with the construction phase of the project,” he said.
“All subsequent stages will continue to proceed deliberately and in accordance with regulatory requirements, approvals and ongoing engagement processes, with commercial operations expected to commence in mid-2028.”
Michael Woodley, Chief Executive Officer of Yindjibarndi Nation, said Financial Close on Jinbi represented a pivotal step in translating long-held aspirations into enduring outcomes for Yindjibarndi people.
“Jinbi is about more than a renewable energy project - it is about Yindjibarndi people exercising authority on Country and building an economic future that reflects our law, culture and responsibilities,” Mr Woodley said.
“Reaching Financial Close demonstrates that when development is Yindjibarndi-led, underpinned by strong governance and the right partnerships, it can deliver outcomes that are both commercially sound and culturally grounded.”
Rio Tinto Iron Ore Chief Executive Matthew Holcz congratulated the Yindjibarndi Energy Corporation and acknowledged the leadership of the Yindjibarndi People in achieving this important milestone.
“We’re proud to be part of the Jinbi project, which reflects years of work by many and led by the Yindjibarndi People,” Mr Holcz said.
“Developing renewable energy on Yindjibarndi Country, in partnership with its Traditional Custodians, creates enduring value – supporting our operations while contributing to long-term economic opportunities on Country.”
Patrice Clausse, Group Chief Investment Officer of ACEN, said the Jinbi Solar Project reflects the strength of the partnership between ACEN and Yindjibarndi.
“Jinbi demonstrates what is possible when Traditional Owner leadership, long term vision and disciplined project development come together,” Mr Clausse said.
“ACEN is proud to partner with Yindjibarndi on a project that meets rigorous commercial standards while setting a strong benchmark for responsible and respectful renewable energy development in Australia.”

Media Release

Contacts
Please direct all enquiries to media.enquiries@riotinto.com
Please direct all YEC enqueries to erin.keenan@yec.au

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